

NEWS RELEASE

Orla Mining Achieves Record Quarterly Production with Contributions from Camino Rojo and Musselwhite

Vancouver, BC – April 14, 2025 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the first quarter ended March 31, 2025. Camino Rojo is on track to achieve annual guidance of 110,000 to 120,000 ounces of gold following the quarter. Updated 2025 guidance, including the Musselwhite Mine, will be provided during the second quarter.

(All amounts expressed in millions of US dollars, as at March 31, 2025 and are unaudited)

First Quarter Operational Update

Total Gold Production & Sales		Q1 2025
Camino Rojo	oz	29,973
Musselwhite (March only)[1]	oz	17,786
Total Gold Produced	**oz**	**47,759**
Total Gold Sold	**oz**	**46,356**
Camino Rojo, Mexico		Q1 2025
Ore Stacked	tonnes	1,672,826
Stacked Ore Gold Grade	g/t	0.78
Gold Produced	**oz**	**29,973**
Gold Sold	**oz**	**30,512**
Musselwhite, Canada		March 2025[1]
Ore Milled	tonnes	104,287
Milled Ore Gold Head Grade	g/t	5.55
Gold Produced	**oz**	**17,786**
Gold Sold	**oz**	**15,845**

Camino Rojo Operations

During the quarter, Camino Rojo mined nearly 1.9 million tonnes of ore and 2.8 million tonnes of waste, for an implied strip ratio of 1.48. The operations achieved a daily stacking rate of 18.4 thousand tonnes per day at an average gold grade of 0.78 g/t, in line with the mine plan.

Musselwhite Operations

Orla completed the acquisition of Musselwhite on February 28, 2025, and operational figures are provided from March 1, 2025, onwards. During the month of March, Musselwhite mined 108 thousand tonnes of ore and milled 104 thousand tonnes at a mill head grade of 5.55 g/t gold. Gold recovery rates of 95.7% resulted in gold production of nearly 18,000 gold ounces.

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[1] *Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures are provided from March 1, 2025 onwards.*



Liquidity Position

Cash position – March 31, 2025	$184.2 million
Debt	($450.0) million
Net Debt[2]	**($265.8) million**

First Quarter 2025 Conference Call

Orla expects to release its first quarter 2025 operating and financial results on Friday, May 9, 2025, and will host a conference call on Monday, May 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

USA - Toll-Free: +1 (800) 715-9871
USA / International Toll: +1 (646) 307-1963
Canada – Toronto: +1 (647) 932-3411
Canada - Toll-Free: +1 (800) 715-9871
Conference ID: 4940392

Webcast: https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

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[2] *Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.*



Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Mar 31, 2025	Dec 31, 2024
Cash and cash equivalents	$ 184.2	$ 160.8
Debt	(450.0)	—
NET CASH (DEBT)	$ (265.8)	$ 160.8

Preliminary Financial Results

The financial results contained in this news release for the three-month period ended March 31, 2025 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding Camino Rojo being on target to achieve 2025 guidance and the Company's updated guidance for Musselwhite. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain



assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.